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                                                                           EX4-J

                          VARIABLE ANNUITY AMENDMENT

             Made a part of the Contract to which it is attached.

This Amendment is effective only if the Owner is a non-natural person and the Contract names Joint Annuitants. The Owner may not change the Joint Annuitants at any time.

The following provisions completely replace the provisions of the same title in the contract:

DEATH BENEFIT. Upon the death of the first of the Joint Annuitants to die, unless the Owner elects to receive the Death Benefit and terminate the contract, the Company will pay into the Annuity Account Value an amount equal to the excess of the Death Benefit over the Annuity Account Value for the Valuation Period during which the Death Benefit election is effective or is deemed to become effective.

Provided the Contract remains in force until the death of the second of the Joint Annuitants to die, upon the death of the second of the Joint Annuitants to die, the Company will pay the Death Benefit to the Owner and the Contract will terminate.

The Death Benefit will be paid if the Company is in receipt of: (1) proof, satisfactory to the Company, of the death; (2) written authorization for payment; and (3) all claim forms, fully completed.

All Death Benefit payments will be subject to the laws and regulations governing death benefits.

PAYMENT OF DEATH BENEFIT. If the Death Benefit is to be paid in one lump sum or is to be paid into the Annuity Account Value, payment of the Death Benefit will be made within 7 days of the date the Death Benefit election becomes effective or is deemed to become effective, provided due proof of the death is received by the Company at its Home Office, except as the Company may be permitted to defer any such payment of amounts derived from the Variable Account in accordance with the Investment Company Act of 1940. If settlement under the settlement options provision is elected, the Income Payments will commence 30 days following the effective date or the deemed effective date of the election and the Annuity Account will be maintained in effect until such Income Payments commence.

AMOUNT OF DEATH BENEFIT. The Death Benefit is determined as of the effective date or deemed effective date of the Death Benefit Election and is equal to the greatest of (a) the Annuity Account Value for the Valuation Period during which the Death Benefit election is effective or is deemed to become effective, (b) the sum of all the Premium Payments made under the contract, minus the sum of all partial withdrawals, partial annuitizations, or premium tax deduction, or
(c) the highest Annuity Account Value ever attained on a Contract Anniversary Date occurring on or before the 80th birthday of the deceased person upon whose death the Death Benefit is payable, increased by the sum of all Premium Payments made since such Contract Anniversary Date and decreased by the sum of all partial withdrawals, partial annuitizations, and premium tax deductions made since such Contract Anniversary.

                              THE LINCOLN NATIONAL LIFE INSURANCE COMPANY



                              Jon A. Boscia, President



Form DBJ99